Exhibit B


                  Identification of Members of the Group
                            Pursuant to Item 8


CIGNA Corporation
Connecticut General Life Insurance Company
CIGNA Property and Casualty Insurance Company
Morgan Stanley Group Inc.
Morgan Stanley Leveraged Mezzanine Fund